CN Dragon Corporation

January 19, 2010

Katherine Wray
SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:           Wavelit, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C
Filed February 12, 2009
File No.  333-90618

Dear Ms. Wray:

Please find enclosed:

i.           The Company’s Revised Preliminary Information Statement on Schedule 14C/A-4;

ii.           A redline version comparing the most recent filing with the enclosed amendment;

ii.           A copy of your January 6, 2010, comment letter.

As requested, the Company has responded to your numbered comments as follows:

Schedule 14C

General

1.           Under the Nevada Revised Statutes section 78.320 the February 10, 2009, written consent of the holders of a majority of voting power of the company’s common stock remains valid and effective.  The previous reference to section 78.315 is in regard to written consent of directors.

Explanation of Actions to be Take for the Dividend Spin-Off

2.           We have revised the company’s disclosures to disclose the anticipated effects of the CTL share exchange on the shareholders who will receive China Teletech Limited shares in the Spin-off.

3.           We have revised the company’s disclosures to disclose that the board of directors of China Teletech Limited (Canada) will seek shareholder approval of the Exchange Agreement immediately following the Closing Transaction.

Financial and Other Information

4.           We have incorporated by reference our quarterly report on Form 10-Q for the period ended October 31, 2009.

Pro-Forma Financial Information

5.           We have updated the interim pro forma financial information to provide pro forma income statements for the period ended October 31, 2009.

Form 10-K for the Fiscal Year Ended April 31, 2009

6.

a.           We have amended management’s evaluation of the effectiveness of disclosure controls and procedures as at the end of the period covered by the report.

b.           We have amended management’s conclusions so that such are not subject to limitations.

c.           We have amended management’s disclosures such that controls and procedures were effective to ensure that information required to be disclosed in reports is processed, summarized and recorded within the time periods specified in the Commission rules and forms.

7.           Management has completed its assessment and has prepared an amended filing which will be filed within the next 30 days.

8.           We have revised the certifications filed under Item 601(b)(31) of Regulation S-K which will be filed with the amended Form 10-K.

Item 13.  Exhibits

9.           No securities remain unsold pursuant to the Registration Statement on Form S-8 filed on February 6, 2007.

Form 10-Q for the Quarterly Period Ended October 31, 2009

10.           We have revised Exhibits 31.1 and 31.2 to conform to the language of Item 601(b)(31) of Regulation S-K.

We hope the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

CN Dragon Corporation

/s/ Chong Him Lau
     Chong Him Lau
      Director
encl.

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8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong